UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2015, OR
[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to__________.

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Procter & Gamble 1-4-1 Plan, Procter & Gamble Technical Centres Limited, Cobalt 12, Silver Fox Way, Cobalt Business Park, Newcastle upon Tyne NE27 0QW.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

PROCTER & GAMBLE
1-4-1 PLAN

Statements of Net Assets Available for Plan Benefits as of June 30, 2015 and 2014, Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2015, 2014 and 2013, and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2015 and 2014	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2015, 2014 and 2013	3

Notes to Financial Statements as of June 30, 2015 and 2014 and for the Years Ended June 30, 2015, 2014 and 2013	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the Procter & Gamble 1-4-1 Plan:
We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Procter & Gamble 1-4-1 Plan ("Plan") as of June 30, 2015 and 2014, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the three years in the period ended June 30, 2015. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2015 and 2014 and the changes in net assets available for plan benefits for the years ended June 30, 2015, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte LLP
Deloitte LLP

Newcastle upon Tyne, United Kingdom
September 24, 2015

PROCTER & GAMBLE
1-4-1 PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
JUNE, 30 2015 AND 2014

	2015 £	2014 £
ASSETS:
Investment in The Procter & Gamble Company common stock, at fair value (1,137,312 shares at June 30, 2015 and 1,168,895 shares at June 30, 2014)	56,583,550	53,945,304
Cash at bank and in hand	534,808	515,647
Due from participating Procter and Gamble companies (Note 7)	-	558
Total assets	57,118,358	54,461,509

LIABILITIES:
Contributions received in advance	(66,374)	(58,518)
Due to participating Procter and Gamble companies (Note 7)	(6,875)	-
Total liabilities	(73,249)	(58,518)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	57,045,109	54,402,991

The accompanying notes are an integral part of the financial statements.

PROCTER & GAMBLE
1-4-1 PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE, 30 2015, 2014 AND 2013

ADDITIONS / (LOSSES):	2015 £	2014 £	2013 £
Contributions:
Employee contributions	3,481,559	3,371,028	3,380,272
Employer contributions (Note 7)	3,481,559	3,371,028	3,380,272
Total contributions	6,963,118	6,742,056	6,760,544

Investment income: Realized gain on shares sold (Note 4)	2,415,883	1,257,422	1,026,786
Net appreciation / (depreciation) in fair value of The Procter & Gamble Company common stock (Note 4)	1,859,936	(6,518,275)	12,607,917
Dividends from The Procter & Gamble Company common stock (Note 7)	1,542,344	1,437,937	1,455,037
Total investment income	5,818,163	(3,822,916)	15,089,740
Income from participating Procter & Gamble companies (Note 7)	56,627	35,928	45,683
Total additions	12,837,908	2,955,068	21,895,967

DEDUCTIONS:
Distributions and withdrawals to participants	(10,139,163)	(8,163,577)	(11,313,880)
Administrative expenses	(56,627)	(35,928)	(45,683)
Total deductions	(10,195,790)	(8,199,505)	(11,359,563)

(DECREASE)/ INCREASE IN NET ASSETS	2,642,118	(5,244,437)	10,536,404

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	54,402,991	59,647,428	49,111,024

End of year	57,045,109	54,402,991	59,647,428

The accompanying notes are an integral part of the financial statements.

PROCTER & GAMBLE
1-4-1 PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
JUNE 30, 2015 AND 2014 AND FOR THE YEARS ENDED JUNE 30, 2015, 2014 AND 2013

1.	DESCRIPTION OF THE PLAN
The Procter & Gamble 1-4-1 Plan (the "Plan") is a stock ownership plan sponsored by The Procter & Gamble Company ("Company"). The following brief description of the Procter & Gamble 1-4-1 Plan is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.
General - The Plan is a share purchase plan established by Procter & Gamble to provide a means for eligible United Kingdom ("UK") employees to tax efficiently purchase shares of the Company. The Plan is administered by Capita IRG Trustees Limited who were appointed by the Trustees of the Plan and hold the Plan assets on behalf of the Trustees of the Plan.
Eligibility — Employees eligible to participate in the Plan included all regular employees of participating subsidiaries of the Company (Note 6) with the exception of employees considered to be an executive, officer, director, or a 10 percent stockholder of the Company and employees eligible for another savings plan sponsored by the Company and maintained in the United States, Canada, or Puerto Rico.  Eligible employees can enrol in the Plan on the first day of each month and on the initial participation date for each participating subsidiary.
Distributions and Withdrawals – Participants may withdraw contributory shares from the Plan at any time. Participants cannot withdraw matching shares from the Plan within five years of purchase, unless the participant ceases to be an employee of one of the participating companies.
Contributions- Contributions represent amounts received from participant's, and amounts matched by the participating Procter & Gamble companies (Note 6), that have been invested in stock of the Company. Employees can contribute up to 2.5% of their base salary.  Where cash amounts are received from members and matched by the sponsoring companies, but have not yet been invested in stock of the Company, they are deferred on the statement of net assets available for plan benefits.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the participating companies' matching contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is limited to the shares that can be provided from the participant's vested account.
Participant accounts remaining in the Plan continue to have individual accounts maintained with Plan earnings or losses allocated based on earnings and account balances as defined.
Vesting – Participants are vested immediately in all shares and contributions allocated to their respective Plan accounts. The participating Procter and Gamble companies match contributions.
Investments - All employee and employer contributions were invested in shares of the Company's common stock generally on the 5th working day of each month. Sales of the Company's common stock for distributions generally also occur on the 5th working day of each month. Any dividends on shares of the Company's common stock are invested in additional shares of the Company's common stock.
Participant Loans – Under the terms of the Plan agreement, participants are not permitted to borrow funds from their account balance.

PROCTER & GAMBLE
1-4-1 PLAN

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in Company common stock which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition – The Plan's investment in Company common stock is stated at fair value, which is based on quoted market prices and is translated into sterling at the rate of exchange at the period end date. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date, net of any U.S. withholding taxes.  Realized gains and losses are based upon the average cost method.
Net Appreciation / (Depreciation)  in Fair Value of Investments - Realized and unrealized appreciation / (depreciation) in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation / (depreciation), or on the last day of the year for unrealized appreciation / (depreciation).
Cash at Bank and In Hand – Amounts shown as cash at bank and in hand are uninvested funds held that are to be invested in Company common stock in the following month.
Expenses of the Plan - Investment management expenses and all other fees and expenses are reimbursed by the participating Procter & Gamble companies (Note 6).

PROCTER & GAMBLE
1-4-1 PLAN

3.      FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measures and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2
Inputs to the valuation methodology include
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
All investments are measured at quoted prices in the active market and are classified as Level 1 assets as of June 30, 2015 and 2014.

4.	INVESTMENTS
The Plan's investment in Company common stock experienced net appreciation/ (depreciation) in value as follows for the years ended June 30, 2015, 2014, and 2013:

	2015 £	2014 £	2013 £
The Procter & Gamble Company common stock:

Net appreciation / (depreciation)	1,859,936	(6,518,275)	12,607,917

The realized gain on sales of Company common stock for the years ended June 30, 2015, 2014 and 2013, was determined using an average cost method as follows:
	2015 £	2014 £	2013 £
Proceeds on sale of shares	8,553,557	7,065,320	9,094,310
Cost	6,137,674	5,807,898	8,067,524
Realized gain on sales	2,415,883	1,257,422	1,026,786

PROCTER & GAMBLE
1-4-1 PLAN

5.	FEDERAL INCOME TAX STATUS
The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b) (4) thereof. The Company believes that the fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of the Company's common stock held for their account under the Plan.

GAAP requires plan administrators to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the Department of Labor.  The Plan administrators have analyzed the tax positions taken by the Plan, and have concluded that as of June 30, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan administrators believe it is no longer subject to income tax examinations for years prior to 2012.

HM Revenue & Customs (HMRC) has determined and informed the Company that it is an approved Employee Share Scheme under UK tax legislation.  Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2015 and no provision for income taxes has been reflected in the accompanying financial statements.

6.	PARTICIPATING PROCTER & GAMBLE COMPANIES
The participating Procter & Gamble companies are as follows:

Procter & Gamble Prestige Products Limited
Procter & Gamble Product Supply (UK) Limited
Procter & Gamble Technical Centres Limited
Procter & Gamble (L&CP) Limited
Procter & Gamble (Health & Beauty Care) Limited
Gillette UK Limited
Gillette Management LLC
Wella (U.K.) Limited
Wella (UK) Holdings Limited

7.	RELATED PARTY TRANSACTIONS
At June 30, 2015 and 2014, 1,137,312 and 1,168,895 shares of Company common stock were held by the Plan respectively. The cost of this stock at June 30, 2015 and 2014 was £43,722,366 and £42,078,724 respectively.
During the years ended June 30, 2015, 2014 and 2013, the Plan recorded dividend income from Company common stock of £1,542,344, £1,437,937 and £1,455,037 respectively.
Contributions from participating Procter & Gamble companies of £3,481,559, £3,371,028 and £3,380,272 were recorded for the years ended June 30, 2015, 2014 and 2013, respectively. Amounts payable to participating Procter & Gamble companies of £6,875 were recorded at June 30, 2015, with amounts receivable of £558 and £nil at June 30, 2014 and 2013 respectively.
Also, the Plan received reimbursements for administrative expenses from the participating Procter & Gamble companies for the years ended June 30, 2015, 2014 and 2013 of £56,627, £35,928 and £45,683 respectively.

PROCTER & GAMBLE
1-4-1 PLAN

8.	PLAN TERMINATION
Although they have not expressed any intent to do so, the participating Procter & Gamble Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

9.	SUBSEQUENT EVENTS
The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through September 24, 2015, the date the financials were available to be issued. No other events have occurred that require adjustment to or disclosure in the financial statements of the Plan.

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newcastle upon Tyne United Kingdom, on September 24, 2015.

PROCTER & GAMBLE 1-4-1 PLAN

By:  /s/Susan E. Carver
       Ms. Susan E. Carver
       Trustee,
       Procter & Gamble 1-4-1 Plan

EXHIBIT INDEX

Exhibit No.
      23                                Consent of Deloitte & Touche LLP